EXHIBIT 99.3

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on August 25, 2021 at 09:30 a.m. (Taiwan time).

I.	SHAREHOLDER(s) ADOPTION OF THE COMPANY’S 2020 AUDITED ACCOUNTS AND FINANCIAL REPORTS

 The Company seeks shareholder adoption of the Company’s 2020 audited accounts (the “Audited Accounts”), which have been prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board, in respect of the financial year ended December 31, 2020. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2020 Himax Annual Report which will be available on the Company’s website (https://www.himax.com.tw/investors/financial-information/).

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.	RETIREMENT OF THIS TERM AND RE-ELECTION OF MR. YAN-KUIN SU AS AN INDEPENDENT DIRECTOR OF THE COMPANY

 Mr. Yan-Kuin Su will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Third Amended and Restated Articles of Association of Himax, and he has offered himself for re-election as an independent director of Himax. A retiring director shall be eligible for re-election.

Dr. Yan-Kuin Su is an independent director of the Company. He stepped down as President of Kun Shan University effective on July 31, 2018 and now works as a Chair Professor in the Department of Electrical Engineering and Director in Green Energy Technology Research Center at Kun Shan University. Dr. Su was also a professor in the Department of Electrical Engineering, National Cheng Kung University since 1983 and retired in 2011. Dr. Su is devoted to the field of research in semiconductor engineering and devices, optoelectronic devices, and microwave device and integrated circuits. He is a fellow of The Optical Society, or OSA, and the Institute of Electrical and Electronics Engineers, or IEEE. Dr. Su holds a B.S. degree and an M.S. degree and a Ph.D. degree in Electrical Engineering from National Cheng Kung University.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal with respect of the election of Mr. Yan-Kuin Su as an Independent Director of Himax (Company).

The Board of Directors recommends a vote FOR this proposal.

III. OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting.

Shareholders are urged to sign the enclosed proxy form and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given in the voting card, proxies will be voted for the:

1.	Adoption of Himax’s 2020 Audited Accounts and Financial Reports, and
2.	Re-election of Mr. Yan-Kuin Su as an Independent Director of the Company.

Himax Technologies, Inc.

By:
	Name:	Jordan Wu
	Title:	Director, CEO and President